Filed by NewAmsterdam Pharma Company B.V. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Frazier Lifesciences Acquisition Corporation Commission File No. 001-39765 The following presentation was made available by NewAmsterdam Pharma on August 24, 2022: Addressing the unmet needs in LDL-C lowering; what can we expect? John J P Kastelein MD, PhD, FESC Amsterdam, the Netherlands 1

Conflicts of interest • Dr Kastelein reports consultancies with 89Bio, CiVi Biotech, CSL- Behring, Draupnir Bio, Menarini Ricerce, Madrigal, North Sea Therapeutics, Novartis, Silence Therapeutics, CinCor, Scribe Therapeutics • Dr Kastelein is acting Chief Medical Officer (CMO) of Staten Biotech and Chief Science Officer (CSO) of NewAmsterdam Pharma 2

Legal disclaimer About NewAmsterdam Pharma NewAmsterdam Pharma is a private clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where traditional therapies have not been sufficiently successful or well-tolerated. NewAmsterdam Pharma is investigating obicetrapib, a next-generation oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C-lowering therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam Pharma’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10 mg experienced a median reduction in LDL-C by 51% versus baseline in patients on statin therapy (vs. a 7% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam Pharma was founded in 2019 by the venture capital firm Forbion and John Kastelein, Chief Scientific Officer of the NewAmsterdam Pharma, and closed a $196 million (€160 million) Series A financing in January 2021 led by Forbion, Morningside Ventures and Ascendant BioCapital. In June 2022, NewAmsterdam Pharma entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com. About Frazier Lifesciences Acquisition Corporation Frazier Lifesciences Acquisition Corporation (“FLAC”) is blank check company incorporated as a Cayman Islands exempted company in October 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. FLAC was formed to leverage the extensive experience and track record of its management team with the goal of financing a company that can both develop transformative therapies for patients in need and deliver significant returns to its investors. For more information, please visit: www.frazierlifesciencesacquisition.com. About Frazier Healthcare Partners Founded in 1991, Frazier Healthcare Partners is a leading provider of private equity capital to healthcare companies. With more than $8.1 billion total capital raised, Frazier has invested in more than 200 companies with transaction types ranging from buyouts of profitable healthcare companies to venture capital and company creation. Frazier has a philosophy of partnering with strong management teams while leveraging its internal operating resources and network to build exceptional companies. Frazier has offices in Seattle, Washington, and Menlo Park, California, and invests broadly across the U.S., Canada and Europe. For more information, please visit: www.frazierhealthcare.com. Important Information About the Merger and Where to Find It In connection with the previously announced business combination between NewAmsterdam Pharma and FLAC, NewAmsterdam Pharma Holding B.V. (the “Company”) has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to the Company securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FLAC to vote on the business combination. FLAC, the Company and NewAmsterdam Pharma urge its investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about FLAC, the Company, NewAmsterdam Pharma and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FLAC as of a record date to be established for voting on the proposed business combination. Once available, shareholders of FLAC will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov. Participants in the Solicitation FLAC, the Company and NewAmsterdam Pharma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FLAC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of FLAC is set forth in FLAC’s annual report on Form 10-K filed with the SEC on March 25, 2022 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FLAC’s shareholders in connection with the potential transaction are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Forward-Looking Statements Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of NewAmsterdam Pharma’s product candidate; the size and growth potential of the markets for NewAmsterdam Pharma’s product candidate; the therapeutic and curative potential of NewAmsterdam Pharma’s product candidate; financing and other business milestones; potential benefits of the proposed transactions; and expectations relating to the proposed transactions, including the proceeds of the business combination and NewAmsterdam Pharma’s expected cash runway. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of NewAmsterdam Pharma’s, the Company’s and FLAC’s management and are not predictions of actual performance. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NewAmsterdam Pharma, the Company and FLAC. These forward looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the proposed transactions or consummate the proposed transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect NewAmsterdam Pharma or the expected benefits of the proposed transactions, or the risk that the approval of the shareholders of FLAC, the Company or NewAmsterdam Pharma is not obtained; failure to realize the anticipated benefits of the proposed transactions; matters discovered by FLAC, the Company or NewAmsterdam Pharma as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to NewAmsterdam Pharma and the Company; risks related to the approval of NewAmsterdam Pharma’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID 19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on NewAmsterdam Pharma’s future business; the amount of redemption requests made by FLAC’s public shareholders; and those factors discussed in documents FLAC has filed or will file with the SEC, including the other risks and uncertainties described in the “Risk Factors” section of FLAC’s registration statement on Form S-1, as amended (File No. 333-250858), the registration statement filed on Form F-4 in connection with the proposed transactions and other documents filed from time to time. Additional risks related to NewAmsterdam Pharma’s business include, but are not limited to: uncertainty regarding outcomes of NewAmsterdam Pharma’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with NewAmsterdam Pharma’s efforts to commercialize a product candidate; NewAmsterdam Pharma’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on NewAmsterdam Pharma’s business; intellectual property related claims; NewAmsterdam Pharma’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or FLAC’s, the Company’s or NewAmsterdam Pharma’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FLAC, the Company nor NewAmsterdam Pharma presently know or that FLAC, the Company and NewAmsterdam Pharma currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FLAC’s, the Company’s and NewAmsterdam Pharma’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. FLAC, the Company and NewAmsterdam Pharma anticipate that subsequent events and developments will cause FLAC’s, the Company’s and NewAmsterdam Pharma’s assessments to change. These forward-looking statements should not be relied upon as representing FLAC’s, the Company’s and NewAmsterdam Pharma’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FLAC, the Company, NewAmsterdam Pharma nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law. 3

Elevated levels of LDL-C are the root cause of cardiovascular disease • Cardiovascular disease (CVD) is the leading cause of death among adults worldwide • Hyperlipidemia nearly doubles the risk of developing CVD • Elevated levels of LDL cholesterol (LDL-C) are the root cause of atherosclerosis, the process that leads to CVD Absolute reduction of LDL-C, and duration of that reduction, is the key to reducing cardiovascular risks Sources: American Heart Association, CDC, Mayo clinic, Global Health estimates 2016: Deaths by Cause, Age, Sex, by Country and by Regio, 2000-2016, Geneva, WHO; 2018. 4

How well are we treating our ASCVD patients? 5

Europe Da Vinci Study: Overall LLT use & risk-based LDL-C goal attainment 100 100 80 80 54 60 60 52 33 40 40 28 20 20 9 6 4 1 0 0 Moderate- High- intensity Ezetimibe Other LLT Low- intensity PCSK9i 2016 LDL-C goal 2019 LDL-C goal intensity statin statin combination statin combination monotherapy monotherapy monotherapy • The majority of patients were receiving moderate-intensity statin monotherapy • Approximately half (54%) of all patients did not achieve their • Only 28% of patients were receiving high-intensity statin 2016 risk-based LDL-C goal (HIS) monotherapy • Only one-third (33%) achieved their 2019 risk-based LDL-C • Few patients (9%) were receiving ezetimibe combo goal • A small number of patients (1%) received PCSK9i combo *Stabilised LLT at time of LDL-C measurement. combo, combination; LDL-C, low-density lipoprotein cholesterol; LLT, lipid lowering therapy; PCSK9i; proprotein convertase subtilisin/kexin type 9 inhibitor Ray KK, et. al., DA VINCI study. EU-Wide Cross-Sectional Observational Study of Lipid-Modifying Therapy Use in Secondary and Primary Care: the DA VINCI study. Eur J Prev Cardiol. 2021 Sep 20;28(11):1279- 6 1289. doi: 10.1093/eurjpc/zwaa047. PMID: 33580789. Proportion patients receiving LLT (%)* Patients achieving their risk-based LDL-C goal (%)

How can we improve? 7

Moderate-intensity statin with ezetimibe observed to be non-inferior and better tolerated than high-intensity statin, suggesting better adherence and less relevance of the MOA for lowering LDL-C

- Primary Endpoint = Composite of cardiovascular death, major cardiovascular event, or non-fatal stroke
- Moderate-intensity statin (>93% rosuva 10mg) with ezetimibe 10mg combination therapy (n=1894)
- High-intensity statin (>90% rosuva 20mg) monotherapy (n=1886)
- At year three, 72% of patient achieved LDL-C < 70mg/dl on the combination vs 58% on HIS, absolute difference 14.8% [95% CI 11.1–18.4] p<0.0001
- Discontinuation or dose reduction of the study drug by intolerance was observed in 88 patients (4.8%) on the combination vs 150 patients (8.2%) on HIS (p<0.0001)



High-intensity statin monotherapy
Moderate-intensity statin with ezetimibe combination therapy
Absolute difference–0·78% (90% CI–2·39 to 0·83)
Cumulative incidence (%)
100
15
10
5
0
0
1
2
3
Time since randomization (years)

Byeong-Keuk Kimet.al., Long-term efficacy and safety of moderate-intensity statin with ezetimibe combination therapy versus high-intensity statin monotherapy in patients with atherosclerotic cardiovascular disease (RACING): a randomised, open-label, non-inferiority trial, The Lancet, Published:July 18, 2022, DOI:https://doi.org/10.1016/S0140-6736(22)00916-3

8

Rationale to treat all very high- and extremely high-risk patients with combination therapy as the initial strategy

Simplified treatment algorithm for very high-risk patients with ASCVD



Cardiovascular risk assessment
if
VERY HIGH CVD RISK
then
Start statin + ezetimibe
if
EXTREMELY HIGH CVD RISK
then
Start statin + ezetimibe + PCSK9-targeted therapy
if
Reduction >50% or LDL-C <1.4 mmol/L
then
NO FURTHER ACTION NEEDED
if
Reduction <50% or LDL-C >1.4 mmol/L
then
+ PCSK9-targeted therapy or + bempedoic acid

Ray, KK, et al., Combination lipid-lowering therapy as first-line strategy in very high-risk patients, European Heart Journal (2022) 43, 830–833

9

How can we improve? 10

Effect of bempedoic acid on LDL-C after 12 weeks of treatment Persistent Hypercholesterolemia Despite Maximally Hypercholesterolemia But Unable to Tolerated Statin Therapy Tolerate Statins 5.0 10 2.4 1.6 0 -1.3 –10 –20 –15.1 –16.5 Placebo-corrected Placebo-corrected difference (95% CI): difference (95% CI): –23.5 –30 –23.6 Placebo-corrected difference –18.1 (–20.0, –16.1) –17.4 (–21.0, –13.9) Placebo-corrected difference (95% CI): p < .001 p < .001 (95% CI): –28.5 (–34.4, –22.5) –40 –21.4 (–25.1, –17.7) p < .001 p < .001 Placebo –50 Placebo Bempedoic Acid Bempedoic Acid CLEAR Harmony Study CLEAR Wisdom Study CLEAR Tranquility CLEAR Serenity Study Study BA BA BA Placebo BA Placebo Placebo Placebo Baseline LDL-C, mg/dL 1488 742 181 88 522 257 234 111 Patients, n: 103.6 102.3 129.8 123.0 119.4 122.4 158.5 155.6 Mean: (29.1) (30.0) (30.9) (27.2) (37.7) (38.8) (38.3) (40.4) (SD): Ballantyne CM. Cardiovasc Drugs Ther. In press. 11 LDL-C Mean % Change From Baseline to Week 12

Bempedoic Acid / Ezetimibe Combination Non-Statin Mechanisms of Action (MOAs)

Bempedoic Acid

- Inhibits ATP Citrate Lyase (ACL)
  - Active in liver cells
- Acts in the same cholesterol biosynthesis pathway as statins
- Upregulates LDL receptors

Ezetimibe

- Inhibits NPC1L1 (sterol transporter)
- Primary
  - Inhibition of gastrointestinal cholesterol absorption
- Secondary
  - Upregulates LDL receptors



Liver
Skeletal Muscle
Glucose
TCA Cycle
Mitochondrion
ETC-1002 (Inactive)
Citrate
ACSVL1
ACL
ETC-1002-CoA (Active)
No ACSVL1
ETC-1002 (Inactive)
triglycerides
acetyl-CoA
HMG-CoA
HMGR
statin
mevalonate
squalene
cholesterol
LDLR
LDL
Biological Intermediates
Myotoxicity



LDL
LDL Receptor Up-regulation
Liver
Cholesterol
NPC1L1
Dietary Cholesterol
Ezetimibe
Intestine

Adapted from Pinkosky et al. Nature Communications. 2016 Nov 28; DOI: 10.1038/ncomms13457;
Garcia-Calvo et al. Proc Natl Acad Sci USA. 2005; 102:8132–8137; Ference et al. European Heart Journal. 2017 0, 1-14.

12

Phase 3 Study of Bempedoic Acid or Ezetimibe Alone or in Fixed-dose Combination vs Placebo ▪ Patients at high risk due to ASCVD or HeFH with LDL-C ≥100 mg/dL, or multiple CVD risk factors Placebo Ezetimibe Bempedoic acid BA + EZE FDC (n=41) (n=86) (n=88) (n=86) with LDL-C ≥130 mg/dL –38.0 (–46.5, –29.6) 10 ▪ All treatments added to stable background p < 0.001 1.8 5 maximally tolerated statin therapy 0 ▪ No safety concerns -5 -10 Non-HDL-C Apo B -15 LS Mean %Δ at 12 weeks -20 -17.2 -25 Placebo 1.8 5.5 -23.2 -30 EZE -19.9 -15.3 -35 -40 BA -14.1 -11.8 -36.2 –19.0 –13.1 (–26.1, –11.9) -45 (–19.7, –6.5) BA + EZE -31.9 -24.6 p < 0.001 p < 0.001 All p<0.05 for BA + EZE vs placebo, EZE and BA BA, bempedoic acid; EZE, ezetimibe; LS, least square. Ballantyne CM, et al. Eur J Prev Cardiol. 2020;27:593-603. 13 LDL-C Percent Change from Baseline to Week 12

ANGPTL3 inhibition LDL-R-independent hepatic uptake of ‘remnant’ particles 14

ELIPSE HoFH Study: The addition of the ANGPTL3-inhibitor, evinacumab, for homozygous FH (n=65)



28
21
14
7
0
-7
-16
-21
-28
-35
-41
-49
-56
% Change from baseline
Placebo IV Qw3
Evinacumab 15 mg/kg IV Q4W
Number of patients
Placebo IV Q4W 22 19 20 21 20 29 20 21
Evinacumab 15 mg/kg IV Q4W 43 39 43 42 42 40 43 43
Baseline Wk 2 Wk 4 Wk 8 Wk 12 Wk 16 Wk 20 Wk 24
Analysis visit

Raal FJ et al. New Engl J Med 2020;383:711-20

15

ELIPSE HoFH Study Mutation 0 Null/Null -6 Not Null/Null -12 -18 -24 -30 -36 -42 -48 -54 -60 Wk 24 Wk 8 Wk 12 Wk 16 Wk 20 B Wk 2 Wk 2 Number of patients 15 15 15 15 14 15 14 14 Null/Null 28 27 28 25 28 28 24 24 Not Null/Null Raal FJ et al. New Engl J Med 2020;383:711-20 16 LDL-C LS mean (±SE) change from baseline %

Treatment algorithm for HoFH

Initiation of high-intensity statin monotherapy is standard of care

---

Ezetimibe is added when patient is not at LDL-C threshold

Add a PCSK9 inhibitor

Add lomitapide or ANGPTL3-inhibitor (evinacumab)

Apheresis for patients on maximally tolerated therapy and LDL-C > 7.8 mmol/L (300mg/dL) or CAD and LDL-C > 5.2 mmol/L (200mg/dL).


HoFH patients
High intensity statin
Cholesterol absorption inhibitor (ezetimibe)
PCSK9 inhibitor
ANGPTL3-inhibitor (evinacumab) and/or Lomitapide
Apheresis
? GENE THERAPY

Adapted from Sniderman A, et al JACC 2014;63:1935-47

17

How does CETP fit in this pathobiology? 18

HDL-C initial target for CETP inhibition CETP inhibitors were initially developed based on the premise that increasing HDL-C would prevent CHD CETP, HDL-C and the risk of CHD CHD= Coronary Heart Disease Emerging Risk Factors Collaboration, Di Angelantonio E, Sarwar N, Perry P, Kaptoge S, Ray KK, Thompson A, Wood AM, Lewington S, Sattar N, Packard CJ, Collins R, Thompson SG, Danesh J. Major lipids, apolipoproteins, and risk of vascular disease. JAMA. 2009 Nov 11;302(18):1993-2000. doi: 10.1001/jama.2009.1619. PMID: 19903920; PMCID: PMC3284229 19

Dalcetrapib: Dal-OUTCOMES Study CVOT with ~16,000 patients with recent MI on lipid- lowering therapy randomized to dalcetrapib or placebo CVOT= Cardiovascular outcomes trial MI= Myocardial Infarction Schwartz, GG, et, al., Effects of Dalcetrapib in Patients with a Recent Acute Coronary Syndrome, November 29, 2012, N Engl J Med 2012; 367:2089-2099, DOI: 10.1056/NEJMoa1206797 20

HDL-C increase in Dal-OUTCOMES did not lower CHD risk; the end of the HDL hypothesis HDL cholesterol levels increased from baseline by 4 to 11% in the placebo group and by 31 to 40% in the dalcetrapib group Dalcetrapib did not alter the risk of the primary end point* Dalcetrapib had a minimal effect on LDL cholesterol levels *Composite of death from coronary heart disease, nonfatal myocardial infarction, ischemic stroke, unstable angina, or cardiac arrest with resuscitation Schwartz, GG, et, al., Effects of Dalcetrapib in Patients with a Recent Acute Coronary Syndrome, November 29, 2012, N Engl J Med 2012; 367:2089-2099, DOI: 10.1056/NEJMoa1206797 21

Dalcetrapib did not move LDL-C 22

Evacetrapib: ACCELERATE Study CVOT with ~12,000 patients with recent ACS, or other vascular disease, on lipid- lowering therapy randomized to evacetrapib or placebo CVOT= Cardiovascular outcomes trial ACS= Acute coronary syndrome Lincoff, AM. et al,. Evacetrapib and Cardiovascular Outcomes in High-Risk Vascular Disease, May 18, 2017, N Engl J Med 2017; 376:1933-1942, DOI: 10.1056/NEJMoa1609581 23

ACCELERATE; LDL-C was measured by a direct assay

Table 2. Primary and Secondary Efficacy End-Point Events and Lipid Effects.

Event or Laboratory Variable	Evacetrapib (N=6038)	Placebo (N=6054)	Hazard Ratio (95% CI)	P Value*
Primary composite end point — no. (%)†	779 (12.9)	776 (12.8)	1.01 (0.91 to 1.11)	0.91
Death from cardiovascular causes	143 (2.4)	166 (2.7)	0.86 (0.69 to 1.08)	0.19
Myocardial infarction	258 (4.3)	259 (4.3)	1.00 (0.84 to 1.18)	0.97
Stroke	94 (1.6)	98 (1.6)	0.96 (0.72 to 1.27)	0.77
Hospitalization for unstable angina	155 (2.6)	146 (2.4)	1.06 (0.85 to 1.33)	0.60
Coronary revascularization	487 (8.1)	485 (8.0)	1.01 (0.89 to 1.14)	0.94
Secondary composite end point — no. (%)‡	437 (7.2)	453 (7.5)	0.97 (0.85 to 1.10)	0.59
All-cause mortality — no. (%)	231 (3.8)	276 (4.6)	0.84 (0.70 to 1.00)	0.04
Lipids — % change§				
HDL cholesterol	133.2±57.2	1.6±17.5	—	<0.001
LDL cholesterol	−31.1±27.6	6.0±29.0	—	<0.001
Median triglycerides (IQR)	−6.0 (−24 to 16.7)	0 (−17.7 to 22.8)	—	<0.001
Apolipoprotein A1	50.5±30.8	1.1±21.5	—	<0.001
Apolipoprotein B	−15.5±22.3	3.8±22.0	—	<0.001
Median lipoprotein(a) (IQR)	−22.3 (−50.6 to 0)	0 (−15.4 to 14.9)	—	<0.001

Wrong assay!

LDL-C was measured using a direct assay vs preparative ultra-centrifugation which is more sensitive at low absolute LDL-C levels

Lincoff, AM. et al,. Evacetrapib and Cardiovascular Outcomes in High-Risk Vascular Disease, May 18, 2017, N Engl J Med 2017; 376:1933-1942, DOI: 10.1056/NEJMoa1609581
Nicholls SJ, Lincoff AM, Barter PJ, et., Assessment of the clinical effects of cholesteryl ester transfer protein inhibition with evacetrapib in patients at highrisk for vascular outcomes: rationale and design of the ACCELERATE trial. Am Heart J 2015;170:1061-9.

24

Kaplan-Meier curves for ACCELERATE, REVEAL and IMPROVE-IT studies 35 With only modest absolute ApoB lowering in all 3 studies (-15 mg/dl), Simvastatin curves show separation later than the point in time that ACCELERATE Simvastatin-Ezetimibe 30 stopped, indicating necessity of longer duration studies 25 20 Placebo 15 Placebo Evacetrapib Anacetrapib 10 5 0 0 6 12 18 24 30 36 42 48 54 60 66 72 78 84 Months Since Randomization Curves are for the primary efficacy endpoint, which in IMPROVE-IT was defined as the composite of death ACCELERATE study REVEAL study IMPROVE-IT study from cardiovascular disease, a major coronary event (nonfatal myocardial infarction, documented unstable HR 1.01 HR 0.91 HR 0.94 angina requiring hospital admission, or coronary revascularization occurring at least 30 days after (95% CI 0.91, 1.11) (95% CI 0.85, 0.97) (95% CI 0.89-0.99) randomization), or nonfatal stroke, in ACCELERATE as the composite of death from cardiovascular causes, myocardial infarction, stroke, coronary revascularization, or hospitalization for unstable angina, and in REVEAL as the composite of coronary death, myocardial infarction, or coronary revascularization. Cannon CP, et al. N Engl J Med 2015;372:2387-2397. Lincoff AM, et al. N Engl J Med 2017;376:1933-1942. Bowman L, et al. N Engl J Med 2017;377:1217-1227. 25 Event Rate (%)

Evacetrapib's CVOT was underpowered and too short 26

Anacetrapib: REVEAL Study CVOT with ~30,000 patients with occlusive vascular disease on lipid- lowering therapy randomized to anacetrapib or placebo CVOT= Cardiovascular outcomes trial The HPS3/TIMI55–REVEAL Collaborative Group, Effects of Anacetrapib in Patients with Atherosclerotic Vascular Disease, September 28, 2017, N Engl J Med 2017; 377:1217-1227, DOI: 10.1056/NEJMoa1706444 27

REVEAL study results were initially misinterpreted based on the reported 41% LDL-C reduction

At 4.1 years, two important learnings:

Learning 1: Predictable MACE benefit

- 9% drop in MACE is exactly predicted by the CTT metaregression line
- Indicates CETPi behaves like statins in reducing MACE



35%
30%
25%
20%
15%
5%
0%
0
20
30
40
50
60
70
9% drop
in MACE
11 mg/dL drop in
absolute LDL-C

Learning 2: Baseline levels were too low

- Baseline 60 mg/dL already below U.S. guideline goals
- Modest drug LDL-lowering potency (17%) resulted in very small absolute reduction (only 11 mg/dL)



60mg
17%
11
mg/dL
9%
benefit
LDL
baseline
LDL
lowering
ABSOLUTE
LDL REDUCTION
Modest
MACE%
benefit

At 6.4 years: 20% additional MACE risk reduction

Anacetrapib's long half-life causes it to continue to have effects in patients (patients remained randomized)

*At both time readouts, REVEAL showed statistically significant drop across **all composites** of MACE**

*Composites of MACE included in this analysis were coronary death, myocardial infarction or coronary revascularization

The HPS3/TIMI55–REVEAL Collaborative Group, Effects of Anacetrapib in Patients with Atherosclerotic Vascular Disease, September 28, 2017, N Engl J Med 2017; 377:1217-1227, DOI: 10.1056/NEJMoa1706444

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Chemistry A Placebo-Controlled, Double-Blind, Randomized, Phase 2 Dose-Finding Study to Evaluate the Effect of Obicetrapib 5 and 10 mg as an Adjunct to High-Intensity Statin Therapy Stephen J Nicholls, Marc Ditmarsch, John J Kastelein, Scott P Rigby, Douglas Kling, Danielle L Curcio, Nicholas J Alp, Michael H Davidson NLA Scientific Session, Late Breaking Sessions, June 4, 2022 29

In ROSE Phase 2b clinical trial, obicetrapib demonstrated robust LDL-C lowering as adjunct to high intensity statins Preparative ultra-centrifugation (PUC) is “gold-standard” for LDL-C quantification Median (min, max) LDL-C levels (mg/dL) at baseline and EoT Placebo Obicetrapib 5mg Obicetrapib 10mg 10 Time Placebo Obicetrapib Obicetrapib 5mg 10mg 0 90.0 95.0 88.0 Baseline (63, 204) (54, 236) (39, 207) -10 Median -7 N=40 N=39 N=40 86.0 -20 53.0 49.5 EoT (43, 137) (13, 126) (23, 83) Median -30 N=39 N=39 N=40 -6.5 -41.45 -50.75 % Change -40 from Baseline (-53.9, 31.6) (-71.2, 62.3) (-76.9, 15.6) -41 (median) N=39 N=38* N=40 -50 -51 % Change from -37.98 -44.15 -4.76 Baseline -60 (--44.80, -31.17) (-50.95, -37.35) (-11.74, 2.22) LS mean (95% CI) P-value 0.1814 <0.0001 <0.0001 * In obicetrapib 5mg arm, 40 patients were randomized. N-value at end-of-treatment decreased to 38 because one patient was missing an LDL value at baseline and a second patient was missing an LDL value at end-of-treatment reading. NLA Scientific Session, Late Breaking Sessions, June 4, 2022 30 LDL-C % reduction from baseline (median)

ROSE waterfalls: LDL-C % change from baseline at Day 56 LDL-C reduction of >60% was observed in LDL-C reduction of >60% was observed in 20% of obicetrapib 5mg patients 40% of obicetrapib 10mg patients Note: Each bar represents one subject in the trial. NewAmsterdam Pharma Data on File 31

ROSE safety: AEs, SAEs and withdrawals overview Positive safety profile observed, and no drop-outs due to AEs Placebo Obicetrapib 5mg Obicetrapib 10mg (N=40) (N=40) (N=40) AEs (%) 19 (47.5) 15 (37.5) 8 (20.0) AEs, total 4 (10.0) 2 (5.0) 1 (2.5) AEs, related 1 (2.5) 0 0 AEs, severe SAEs 2 (5.0) 0 0 SAEs, total 0 0 0 SAEs, related 0 0 0 Deaths Withdrawals study / medication 1 (2.5) 0 0 TEAEs leading to discontinuation of study drug 0 0 0 TESAEs leading to discontinuation of study NLA Scientific Session, Late Breaking Sessions, June 4, 2022 32

REVEAL supports translation from absolute LDL reduction to MACE benefit

EXPERIENCE: *REVEAL (anacetrapib)*

61 mg/dL × 17% = 11 mg/dL

Low baseline

Drug showed modest LDL-lowering %

Results in SMALL absolute LDL reduction



35%
30%
25%
20%
15%
5%
0%
0
20
30
40
50
60
70
9% drop in MACE
11 mg/dL drop in absolute LDL-C

9% *drop*

Smaller MACE* benefit anticipated

* Composites of MACE included in this analysis were coronary death, myocardial infarction or coronary revascularization.
Source: The HPS3/TIMI55–REVEAL Collaborative Group. N Engl J Med 2017; 377:1217-1227
Cholesterol Treatment Trialists Collaboration. Lancet. 2010 376:1670-81.

PREDICTION: *PREVAIL (obicetrapib)*

~100 mg/dL(1) × 51% *anticipated* = ~50 mg/dL

Enrich for higher baseline

Stronger expected LDL-lowering %

Expected to result in more absolute LDL reduction



>20% drop in MACE anticipated
35%
30%
20%
15%
10%
5%
0%
0
10
20
30
40
60
70
~50 mg/dL drop in absolute LDL-C anticipated

>20% *drop anticipated*

Bigger expected MACE** benefit

Note: Actual results may differ from expectations.
Source: Cholesterol Treatment Trialists Collaboration. Lancet. 2010 376:1670-81 Circulation. 2021;144:e564–e593 17065: Obicetrapib Lowers LDL-C in Patients Taking High Intensity Statins.
(1) Represents estimated average baseline LDL to be enrolled, not entry criteria.
** MACE includes cardiovascular death, myocardial infarction, stroke and non-elective coronary revascularization in adults.

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Conclusions • Driving statins to their highest dose as monotherapy has many downsides, of which failed goal attainment is the worst • Emerging data support the rationale for the option of combining early with ezetimibe, bempedoic acid, monoclonals against PCSK9 or inclisiran makes the most sense • Novel agents, such as the CETP-inhibitor obicetrapib and the oral PCSK9 modulators, have shown promising results in the clinic 34